SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

525 Okeechobee Boulevard, Suite 1650

West Palm Beach, FL 33401

(561) 510-2390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 5 Pages

1	Name of Reporting Persons Leonard M. Tannenbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,210,533
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,210,533
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,210,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares) (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D/A constitutes Amendment No. 23 to the Schedule 13D filed by Leonard M. Tannenbaum on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017, October 4, 2017, October 25, 2017, April 12, 2019, July 9, 2019, December 20, 2019, January 30, 2020, December 15, 2020, March 26, 2021, May 28, 2021, September 23, 2021, January 10, 2022, March 23, 2022 and August 12, 2022. Except as amended herein, each such prior Schedule 13D, as previously amended, remains in effect. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 183,374,250 Shares outstanding as of November 11, 2022, as reported in the Issuer’s Form 10-K as filed on November 15, 2022. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 8,938,357 Shares held by Mr. Tannenbaum directly; (ii) 1,224,216 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; and (iii) 1,047,958 Shares held directly by the Leonard M. Tannenbaum 2012 Trust for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman, Mr. Jeffrey Boccuzzi and Mr. Gabriel A. Katz are Co-Trustees.

(c)       Schedule A sets forth all transactions with respect to Shares effected during the past 60 days.

CUSIP No. 67401P 108	13D	Page 4 of 5 Pages

Schedule A

Name	Date of Transaction	Description of Transaction	Amount of Securities	Price per Share[1]
Leonard M. Tannenbaum	November 16, 2022	Open Market Sale	250,000	$ 7.1110
Leonard M. Tannenbaum	November 18, 2022	Open Market Sale	100	$ 7.1500
Leonard M. Tannenbaum	November 21, 2022	Open Market Sale	191,578	$ 7.1500
Leonard M. Tannenbaum	November 22, 2022	Open Market Sale	308,322	$ 7.1534
Leonard M. Tannenbaum	November 23, 2022	Open Market Sale	25,620	$ 7.2016
Leonard M. Tannenbaum	December 1, 2022	Open Market Sale	66,023	$ 7.2013
Leonard M. Tannenbaum	December 20, 2022	Open Market Sale	197,315	$ 6.8000
Leonard M. Tannenbaum	December 21, 2022	Open Market Sale	150,508	$ 6.8500
Leonard M. Tannenbaum	December 23, 2022	Open Market Sale	97,692	$ 6.8546
Leonard M. Tannenbaum	December 27, 2022	Open Market Sale	56,941	$ 6.8696
Leonard M. Tannenbaum	December 28, 2022	Open Market Sale	137,378	$ 6.9004
Leonard M. Tannenbaum	December 29, 2022	Open Market Sale	110,166	$ 6.9267
Leonard M. Tannenbaum	December 30, 2022	Open Market Sale	26,723	$ 6.9652
Leonard M. Tannenbaum	January 3, 2023	Open Market Sale	173,377	$ 6.9732
Leonard M. Tannenbaum	January 4, 2023	Open Market Sale	249,900	$ 7.0382

1 Price per Share excludes commissions paid.

CUSIP No. 67401P 108	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2023

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM